UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Other Events

On September 30, 2024, NuCana plc (the “Company”) supplemented and amended its Prospectus Supplement dated August 27, 2021, as amended on March 27, 2024 (collectively, the “Prospectus Supplement”), to permit a maximum aggregate offering amount of $5,407,000 (the “Maximum Offering Amount”) of its American Depositary Shares (the “ADSs”), each representing twenty-five ordinary shares, nominal value £0.04 per share in its capital (the “Ordinary Shares”), to be issued and sold under its Open Market Sale AgreementSM with Jefferies LLC (the “ATM Facility”).

As of September 30, 2024, 5,921,941 ADSs representing Ordinary Shares have been sold under the ATM Facility pursuant to the Prospectus Supplement, for aggregate gross proceeds of approximately $8.9 million, before deducting sales agent’s commissions.

The information in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Number 333-258941) and Form S-8 (File Number 333-223476 and File Number 333-248135), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: September 30, 2024